Exhibit (b)(4)(e)

WAIVER OF WITHDRAWAL CHARGE

As of the Issue Date, this amendment is made part of this annuity contract issued by The Northwestern Mutual Life Insurance Company. In the case of a conflict with any provisions in the contract, the provisions of this amendment will control. The following provisions are hereby added to the contract:

1.	Terminal Illness Benefit

Withdrawal charges will be waived if the Primary Annuitant has a terminal illness.

A terminal illness is an illness that is expected to result in the death of the Primary Annuitant in 12 months or less. An Owner requesting waiver of withdrawal charges is required to provide proof, satisfactory to the Company, of the Primary Annuitant’s terminal illness. The proof must include a certification from a licensed physician stating that the Primary Annuitant’s life expectancy is 12 months or less. No withdrawal charges will be waived if the determination that the Primary Annuitant’s life expectancy is 12 months or less was first made prior to the Issue Date.

No Purchase Payments can be made to the contract once proof of terminal illness is provided to the Company.

2.	Nursing Home Benefit

Withdrawal charges will be waived after the first Contract Year if:

•	the Primary Annuitant is confined, on a 24 hour per day basis, to a Nursing Home or Hospital for a period of at least 90 consecutive days; and

•	such confinement is medically necessary.

A Nursing Home is a facility that is licensed by the jurisdiction in which it is located to provide nursing care (skilled, intermediate or custodial). A Hospital is a facility that is licensed as a hospital by the jurisdiction in which it is located, and operates primarily for the diagnosis and treatment of and medical or surgical care of sick or injured persons.

An Owner requesting waiver of withdrawal charges is required to provide proof, satisfactory to the Company, of the Primary Annuitant’s confinement. The proof must include a certification from a licensed physician that the confinement is medically necessary. No withdrawal charges will be waived if the confinement began before the Issue Date. A request for waiver of withdrawal charges must be made no later than 90 days following the date the Primary Annuitant’s confinement ended.

No Purchase Payments can be made to the contract once proof of confinement is provided to the Company.

SECRETARY
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

VA.WWC.(032000)